SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)
Conn’s Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
208242107
(CUSIP Number)
David A. Knight
Stephens Investments Holdings LLC
111 Center Street
Little Rock, AR 72201
(501) 377-2573
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 21, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	208242107
SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		5,246,309

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,246,309

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,827

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,199

WITH	10	SHARED DISPOSITIVE POWER

		27,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	177,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD, CO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens Trust No. One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		424

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,232

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		168,498

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	168,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		739,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	739,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		918,123

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,123

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,282

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,356

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,282

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,356

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,282

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,356

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		565,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	565,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,705

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		357,141

WITH	10	SHARED DISPOSITIVE POWER

		1,025,828

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,382,969

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		80,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,705

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		204,766

WITH	10	SHARED DISPOSITIVE POWER

		107,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	312,471

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2000 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		107,705

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		107,705

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	107,705

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2001 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		329

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		188,844

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	188,844

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

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CUSIP No.	208242107
Introductory Statement
     This Amendment No. 5 to Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, and (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons (collectively, the “Prior Filings” and collectively with this Amendment No. 5, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings with respect to the reporting persons.
     This Amendment No. 5 is being filed to amend the Statement to reflect the transfer of beneficial ownership of 2,000,000 shares of the Common Stock from Stephens Investment Holdings LLC, an entity controlled by Warren A. Stephens, to WAS Conn’s Annuity Trust One, a trust established by Mr. Stephens.
ITEM 2. IDENTITY AND BACKGROUND
     Item 2(a) of the Statement is amended and restated to read in its entirety as follows:
     (a) Name of reporting persons: Conn’s Voting Trust (the “Voting Trust”), Stephens Inc., Warren A. Stephens Grantor Trust, Jackson T. Stephens Trust No. One, Harriet Calhoun Stephens Trust, Warren and Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 1995 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 1995 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 1995 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust Two, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investments Holdings LLC, WAS Conn’s Annuity Trust One, Warren A. Stephens Trust (collectively, the “Trust Participants”), Stephens Investment Partners 2000 LLC, and Stephens Investment Partners 2001 LLC.
          (i) Steve Patterson is the Trustee of the Conn’s Voting Trust, a trust established by the Conn’s Voting Trust Agreement, executed by and among Mr. Patterson and the Trust Participants. Mr. Patterson is a citizen of the United States of America, has a business address of 349 Colony Drive, Naples, Florida 34108, and is principally employed as a financial consultant.
          (ii) Stephens Inc., an Arkansas corporation, is a broker-dealer registered with the NASD and a member of the New York Stock Exchange. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201.
          The voting stock of Stephens Inc. is owned by SI Holdings Inc., an Arkansas corporation with a business address of 111 Center Street, Little Rock, Arkansas 72201. All of the stock of SI Holdings Inc. is owned by Warren A. Stephens Trust No. 2, the principal offices of which are located at 111 Center Street, Little Rock, Arkansas 72201. Warren A. Stephens is the sole trustee. The directors and executive officers of Stephens Inc., and their respective principal employments, are Warren A. Stephens, Chairman, President and CEO of Stephens Inc., Curtis F. Bradbury, Jr., Director, Sr. Executive Vice President and Chief Operating Officer of Stephens Inc., Mark C. Doramus, Sr. Executive Vice President, Chief Financial Officer, Assistant to the President, R. Gregory Feltus, Sr. Executive Vice

CUSIP No.	208242107
President, and the following Executive Vice Presidents: Brian Bush, Larry Bowden, Martha Byorum, J. Dale Dawson, Ellen Gray, John Green, Zoe Hines, David A. Knight, Douglas H. Martin, J. Mark McBryde, Kevin Scanlon, James D. Simpson, III, J. Warren Simpson, Michael R. Smith, Sr., William L. Tedford, Jr., Abraham R. Towbin, Sr., Kevin Wilcox, Kenneth Gunderman, and J. Brad Eichler.
          (iii) Jackson T. Stephens Trust No. One is a trust formed under the laws of the State of Arkansas with a business address of 111 Center St., Little Rock, Arkansas 72201. Its trustees are Warren A. Stephens and Jon E.M. Jacoby.
          (iv) Warren A. Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (v) Warren A. Stephens Grantor Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet C. Stephens.
          (vi) Harriet Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet Calhoun Stephens.
          (vii) Warren and Harriet Stephens Children’s Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustees are John N. Calhoun and Curt Bradbury.
          (viii) Warren Miles Amerine Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (ix) Warren Miles Amerine Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (x) John Calhoun Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (xi) John Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (xii) Laura Whitaker Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (xiii) Laura Whitaker Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.

CUSIP No.	208242107
          (xiv) Grandchild’s Trust Two is a trust formed under the laws of the State of Arkansas with a business address c/o SF Holding Corp., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Caroline Stephens.
          (xv) Curtis F. Bradbury, Jr. is a Director, Senior Executive Vice President and Chief Operating Officer of Stephens Inc.
          (xvi) Douglas Martin is an Executive Vice President of SF Holding Corp. His business address is 111 Center Street, Little Rock, Arkansas 72201.
          (xvii) Stephens Investments Partners 2000 LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Douglas H. Martin, Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox, David A. Knight, R. Greg Feltus, Warren Simpson, Jackson Farrow, Jr. and Kathy Bryant. The members of the company are officers and employees of Stephens Inc. and affiliated companies.
          (xviii) Stephens Investment Partners 2001 LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Douglas H. Martin, Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox, David A. Knight, R. Greg Feltus, Warren Simpson, Jackson Farrow, Jr. and Kathy Bryant. The members of the company are officers and employees of Stephens Inc. and affiliated companies.
          (xix) Stephens Investment Holdings LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Curtis F. Bradbury, Jr., and Douglas H. Martin. The sole member of the company is Warren A. Stephens Revocable Trust UID 8/19/05, Warren A. Stephens, Trustee.
          (xx) WAS Conn’s Annuity Trust One is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Investments Holdings LLC, 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of holding securities. Its trustee is Harriet C. Stephens.
     Item 2(b) of the Statement is supplemented by adding the following:
     During the past five years, neither WAS Conn’s Annuity Trust One, nor its trustee Harriet C. Stephens, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 of the Statement is supplemented by adding the following:
     No consideration was paid by WAS Conn’s Annuity Trust One in connection with its acquisition of beneficial ownership of the 2,000,000 shares of the Common Stock.

CUSIP No.	208242107
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of the Statement is supplemented by adding the following:
     WAS Conn’s Annuity Trust One acquired beneficial ownership of the 2,000,000 shares of the Common Stock for investment purposes. At this time, WAS Conn’s Annuity Trust One does not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:
     (a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person. The table also discloses those reporting persons who ceased to be the beneficial owners of any shares of the Common Stock and as a result, have ceased to be members of the reporting group.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Conn’s Voting Trust(2)	5,246,309	23.4	5,246,309	0	0	0
Stephens Inc.(3)	177,026	0.8	0	27,827	149,199	27,827
Jackson T. Stephens Trust One	0	0.0	0	0	22,808	0
Warren A. Stephens Trust	23,232	0.1	424	0	23,232	0
Warren A. Stephens Grantor Trust	168,498	0.8	0	0	168,498	0
Harriet C. Stephens Trust	739,100	3.3	0	0	739,100	0
Warren & Harriet Stephens Children’s Trust	918,123	4.1	0	0	918,123	0
Warren Miles Amerine Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Warren Miles Amerine Stephens Trust	4,356	0.0	0	0	4,356	0
John Calhoun Stephens 95 Trust	51,282	0.2	0	0	51,282	0
John Calhoun Stephens Trust	4,356	0.0	0	0	4,356	0
Laura Whitaker Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Laura Whitaker Stephens Trust	4,356	0.0	0	0	4,356	0
Grandchild’s Trust #2	565,100	2.5	0	0	565,100	0
Curtis F. Bradbury, Jr.(4)	1,382,969	6.2	0	107,705	357,141	1,025,828
Douglas H. Martin(5)	312,471	1.4	80,009	107,705	204,766	107,705
Stephens Investment Partners 2000 LLC	107,705	0.5	107,705	0	107,705	0

CUSIP No.	208242107

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Stephens Investment Partners 2001 LLC	0	0	0	0	0	0
Warren A. Stephens(6)	2,510,204	11.2	753	135,532	374,672	2,135,532
Harriet C. Stephens(7)	2,907,598	12.9	0	0	907,598	2,000,000
Stephens Investments Holdings LLC	188,844	0.8	329	0	188,844	0
WAS Conn’s Annuity Trust One	2,000,000	8.9	0	0	2,000,000	0
Steve Patterson, Voting Trustee	5,246,309	23.4	5,246,309	0	0	0
     (1) Based on 22,457,486 shares reported by the Issuer as outstanding on the date of filing of this Amendment No. 5. Collectively, the reporting persons beneficially own approximately 24.3% of the outstanding Common Stock.
          (2) Pursuant to the terms of the Voting Trust Agreement, the trustee of the Voting Trust must vote the shares of Common Stock held by the voting trust “for” or “against” any proposal or other matter submitted to the stockholders of the Issuer for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other stockholders, not counting abstentions. Number of shares includes 149,199 shares contributed by Stephens Inc., 22,808 contributed by Warren A. Stephens Trust, 168,498 shares contributed by Warren A. Stephens Grantor Trust, 739,100 shares contributed by Harriet C. Stephens Trust, 918,123 shares contributed by Warren & Harriet Stephens Children’s Trust, 51,282 shares contributed by each of Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, also includes 4,356 shares contributed by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, also includes 565,100 shares contributed by Grandchild’s Trust #2, 203,295 shares contributed by Curtis F. Bradbury, Jr., 124,757 shares contributed by Doug Martin, 188,515 shares contributed by Stephens Investments Holdings LLC, and 2,000,000 shares contributed by WAS Conn’s Annuity Trust One.
          (3) Includes 149,199 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power, and 27,827 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm has shared voting power and shared dispositive power.
          (4) Includes 203,295 which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 107,705 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Bradbury, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 51,282 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole manager of the trusts, has no voting power and sole dispositive power. Also includes 918,123 shares beneficially owned by Warren and Harriet Stephens Children’s Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power.

CUSIP No.	208242107
          (5) Includes 10,009 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 124,757 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 107,705 shares owned by Stephens Investment Partners 2000 LLC as to which Mr. Martin, as a co-manager of the LLC, has shared voting power and shared dispositive power. Also includes 70,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Amendment No. 5 as to which Mr. Martin has sole voting power and sole dispositive power.
          (6) Includes 149,199 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 27,827 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. has shared voting power and shared dispositive power. Also includes 424 shares beneficially owned by Warren A. Stephens Trust and 4,356 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 188,515 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 22,808 shares beneficially owned by Warren A. Stephens Trust One which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 329 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 107,705 shares directly owned by Stephens Investment Partners 2000 LLC as to which Mr. Stephens, as a co-manager, has shared voting power and shared dispositive power. Also includes 2,000,000 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Total does not includes shares owned by Mr. Stephens wife, Harriet C. Stephens (other than the 2,000,000 shares beneficially owned by WAS Conn’s Annuity Trust One).
          (7) Includes 739,100 shares beneficially owned by Harriet C. Stephens Trust and 168,498 shares beneficially owned by Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as sole trustee of both trusts, has no voting power and sole dispositive power. Also includes 2,000,000 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Total does not include shares owned by Warren A. Stephens.
     Item 5(c) of the Statement is supplemented by adding the following:
     During the past sixty days, the persons named in response to paragraphs (a) and (b) of Item 5 effected the following transactions in the Common Stock: On October 21, 2009, Stephens Investments Holdings LLC distributed 2,000,000 shares of the Common Stock to Warren A. Stephens, who immediately transferred all of such shares to WAS Conn’s Annuity Trust One. With respect to each such transfer, the 2,000,000 shares remained within the Voting Trust and subject to the Voting Trust Agreement.
     Item 5(d) of the Statement is supplemented by adding the following:
     Jackson T. Stephens Trust No. One ceased to be the beneficial owner of more than five percent of the Common Stock on September 3, 2009. Stephens Investment Partners 2001 LLC ceased to be the beneficial owner of more than five percent of the Common Stock on April 3, 2008.

CUSIP No.	208242107
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Agreement to File Joint Schedule 13D
Power of Attorney for WAS Conn’s Annuity Trust One
Consent to Voting Trust Agreement by Warren A. Stephens Trust
Consent to Voting Trust Agreement by WAS Conn’s Annuity Trust One

CUSIP No.	208242107
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 18, 2009
Date

/s/ David A. Knight

David A. Knight, as attorney in fact for Conn’s Voting Trust, SF Holding Corp., Stephens Inc., Jackson T. Stephens Trust No. One, Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investment Partners 2000 LLC, Stephens Investment Partners 2001 LLC, Stephens Investments Holdings LLC, and WAS Conn’s Annuity Trust One